August 11, 2023

Filed via EDGAR

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject: Franklin Investors Securities Trust (the “Registrant”), on behalf of the Franklin Long Duration Credit Fund (the “Fund”)

File Nos. 033-11444 and 811-04986

Dear Ms. Marquigny:

On behalf of the Fund, submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy Fitzsimmons on July 18, 2023 with regard to Amendment No. 86 to the Registrant’s registration statement filed with the Commission on May 30, 2023 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Amendment”). Each comment from the Staff is summarized below, followed by the Fund’s response to the comment. Terms not defined herein have the meaning set forth for that term in the Amendment.

1. Comment: With respect to the Fund’s investment objective “to maximize risk-adjusted returns through a combination of income and capital appreciation,” please describe in the principal investment strategies section what is meant by “risk-adjusted returns.”

Response: The following disclosure has been added to the principal investment strategies section:

For purposes of the Fund’s investment goal, the investment manager considers “risk-adjusted returns” to mean the calculation of the return (or potential return) on an investment when compared to the Fund’s benchmark.

2. Comment: Per the sample Item 3 presentation shown in Form N-1A, to the extent possible please reorganize the preamble to the Fund’s fees and expenses tables to match the order, format and language of the Form.

Response: The Fund has added the following sentence as the second sentence in the first paragraph under the “Fees and Expenses of the Fund” section of the Fund Summary.

You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

3. Comment: With respect to footnote 1 to the Shareholder Fees table, please confirm that the 1% CDSC is anticipated to “apply to only a limited number of shareholders” and fits within the exception stated Instruction 2(d) to Item 3 of Form N-1A.

Response: The 1% CDSC charged by the Fund for Class A shares applies only to investors who: (i) invest more than $500,000 in the Fund; and (ii) redeem within 18 months of purchase. Therefore, the Registrant confirms that only a limited number of shareholders are expected to be charged this CDSC.

4. Comment: In your response to the Staff’s comments to be filed via EDGAR, please include as attachments updated pages showing the completed annual fund operating expenses table and expense example, along with any other information in the prospectus or SAI that is missing or bracketed. The Staff may have additional comments.

Response: The information that was bracketed or missing in the Amendment is included in Appendix A.

5. Comment: Please rewrite footnote 1 to the annual fund operating expenses table to explain the operation of the management and transfer agency fee waivers more precisely and state their impact more clearly. Specifically, (i) state whether the waiver is contractual or voluntary and if voluntary do not show the impact of the fee waiver in the table; (ii) identify the expenses covered by and excluded from each waiver; (iii) clarify the three exceptions in the last sentence to explain whether/how each waiver is terminated or amended in each case; and (iv) explain how reimbursement applies in the three exception situations.

Response: The Registrant has revised the footnote as follows:

1 The investment manager has contractually agreed to waive its fee so that the management fee for the Fund does not exceed 0.00%. The investment manager has also contractually agreed to reduce its fees to reflect reduced services resulting from the Fund’s investments in Franklin Templeton affiliated funds. In addition, the transfer agent has contractually agreed to limit its fees on Class R6 shares of the Fund so that transfer agency fees for that class do not exceed 0.03%. These arrangements are expected to continue until August 31, 2024. During the terms, the fee waiver and expense reimbursement agreements may not be terminated or amended without approval of the board of trustees except to add series or classes, to reflect the extension of termination dates or to lower the waiver and expense limitation (which would result in lower fees for shareholders).

With respect to the Staff’s comments (ii)-(iv) above, the Registrant submits that: (1) with respect to (ii), the expenses covered by and excluded from each waiver are clearly stated (i.e., the first and second waivers listed waive management fees and the third waiver listed waives transfer agency fees; (2) with respect to (iii), the last sentence clearly explains how the contractual waivers are modified (i.e., to add a class/series, the contractual waiver is revised to add the class/series; if a termination date is extended, the contractual waiver is revised to extend the termination date; and if a limitation or cap is lowered, the contractual waiver is revised to lower the cap) and none of modifications would affect any existing waivers or reimbursements except to the extent that a cap is lowered, in which case the new lower cap is put into place on a specific date; and (3) with respect to (iv), the investment manager does not recoup any fees waived or expenses reimbursed.

6. Comment: With respect to footnote 2 to the annual fund operating expenses table, supplementally explain what the non-recurring start-up costs are.

Response: The two basis points non-recurring start-up costs are primarily the result of legal expenses incurred, or to be incurred, in the organization of the Fund.

7. Comment: In the “Portfolio Turnover” section of the Fund Summary, please state that the portfolio turnover rate of the Fund is not available because the Fund has not yet commenced operations. In addition, if the Fund anticipates that it will employ a strategy that results in a high portfolio turnover rate, state that in the Fund’s principal investment strategies. If not, please delete the portfolio turnover risk in the principal risks section of the prospectus.

Response: The following sentence has been added to the Portfolio Turnover section in the Fund Summary:

The Fund is newly offered; therefore, it does not have a turnover rate to report for the most recent fiscal year.

In addition, the following disclosure has been added to the principal investment strategies section of the prospectus:

The investment manager will sell a security when it believes it is appropriate to do so, regardless of how long the Fund has held the security. Consequently, the Fund's portfolio turnover rate may exceed 100% per year. The rate of portfolio turnover will not be a limiting factor for the investment manager in making decisions on when to buy or sell securities.

8. Comment: In the principal investment strategies section of the prospectus, as the Bloomberg U.S. Long Credit Index is reconstituted quarterly, please show the duration of index as of the most recent quarter prior to the effective date of the Amendment.

Response: The following information has been included in the principal investment strategies section of the prospectus:

As of June 30, 2023, the portfolio duration of the Bloomberg U.S. Long Credit Index was approximately 13 years.

9. Comment: In the principal investment strategies section of the prospectus, the Registrant states that in certain circumstances, “the investment manager will take action to bring the Fund’s dollar-weighted average effective duration back within its expected range within a reasonable period of time.” Disclose what constitutes a “reasonable period of time.”

Response: The Registrant respectfully declines to disclose what specifically constitutes a “reasonable period of time.” When the Fund’s dollar-weighted average effective duration deviates from its expected range, the investment manager will determine how and when to bring the Fund back within its expected range in a way that is in the best interests of the Fund, which would be based on the specific facts and circumstances of the specific holdings of the Fund at the time, the expected maturity and duration of those holdings and the state of the market in general at the time, among other factors. The Registrant does not believe that setting a specific period of time in which to bring the Fund’s duration back within its expected range would be conducive to acting in the best interests of the Fund.

10. Comment: In the principal investment strategies section of the prospectus the Registrant states that: “[u]nder normal market conditions, the Fund invests predominately in investment grade securities.” Please clarify what “predominately” means in the prospectus.

Response: The term “predominant” is defined in the Fund’s statement of additional information (“SAI”) as “80% or more” of the Fund’s total assets. It has been the practice of the Franklin Templeton (“FT”) fund complex to define this and other terms in their SAIs for decades. The Registrant respectfully declines to change this practice by including such definitions in the Fund’s prospectus.

11. Comment: In the principal investment strategies section of the prospectus, the disclosure states that the Fund may invest in: (i) notes; and (ii) Rule 144A securities that have “characteristics and liquidity resembling investments eligible for inclusion in the Fund’s benchmark.” Please: (i) describe the types of notes in which the Fund may invest; and (ii) with respect to Rule 144A securities, clarify what “characteristics and liquidity resembling investments eligible for inclusion in the Fund’s benchmark” means.

Response: The disclosure has been revised as follows:

The Fund’s investments may include various types of bonds and debt securities, including corporate bonds, ~~notes,~~ U.S. money market securities, municipal securities, U.S. government and agency obligations, cash or cash equivalents, private placements, and restricted securities and Rule 144A securities that have characteristics (i.e., rated investment grade or higher by ratings agencies) and liquidity (i.e., trade in secondary markets to a comparable degree and/or have registration rights) resembling investments eligible for inclusion in the Fund’s benchmark.

12. Comment: Will the Fund rely principally on any derivative instruments other than U.S. Treasury future contracts to hedge and/or manage duration and cash flows? If so, identify such instruments and explain the derivatives strategy more clearly. Otherwise delete the phrase “interest rate transactions involving certain derivative instruments including . . .”

Response: The disclosure has been revised as follows:

The Fund may also enter into ~~interest rate transactions involving certain derivative instruments including~~ U.S. Treasury future contracts for hedging purposes and to manage duration or cash flows.

13. Comment: Please rewrite the paragraph regarding the Fund’s portfolio selection process to explain the basic concepts driving the investment manager’s approach to portfolio construction using ordinary words. In addition, explain what the portfolio managers consider and describe how they consider it at both the security and portfolio levels. If necessary, illustrate phrases like “a distinctive risk return profile” by using concrete practical examples.

Response: The disclosure has been revised to read as follows:

The investment process is comprised of three pillars: bottom-up security selection, portfolio construction analysis and risk management. A team of credit research analysts conducts fundamental analysis to identify mispriced bonds and other securities that would add value to the portfolio. Portfolio managers utilize these best research ideas in security selection and seek to aggregate them into a diversified portfolio that balances risks with the potential to generate total return. Lastly, risk management professionals employ quantitative analysis and stress test portfolios through different interest rate and credit spread scenarios consistent with an objective of mitigating risk relative to the benchmark.

14. Comment: We were unable to locate principal risk descriptions corresponding to the investments listed below which were identified in the Fund’s principal investment strategies section of the Fund Summary. Please provide narrative principal risk descriptions specific to the following investments by summarizing these risks in Item 4 and describing them in greater detail in Item 9:

• foreign currency

• depositary receipts

• sector allocation strategies

• volatility risk and/or stress testing strategies

Response: The Fund’s investments in foreign securities will be U.S. dollar denominated; therefore, foreign currency risk will not be a principal risk of the Fund. In addition, the Fund’s investments in depositary receipts will not rise to a level where the risks of such investments will not be addressed by the debt securities risks already in the prospectus. The other risks will be added to the prospectus.

15. Comment: Please add a stand-alone U.S. treasury futures risk discussing the risks distinctive to these instruments or revise the current derivative instruments risk disclosure to include the equivalent information (i.e., instrument name and unique risks).

Response: The Registrant respectfully declines to revise the derivatives risk disclosure as requested. The current derivatives risk disclosure is form disclosure used throughout the FT fund complex and reflects revisions made in response to comments from the Staff that the FT fund complex has received many times over the years. The Registrant believes that the Fund’s derivatives risk disclosure encompasses all of the principal risks of investing in U.S. treasury futures. The derivatives risk disclosure in Item 9, however, has been revised to remove the disclosure relating to swaps and OTC securities in response to Comment #23.

16. Comment: With respect to the last sentence of the Foreign Securities (non-U.S.) risk, if emerging markets investments will be a principal investment for the Fund, state that in the Fund’s principal investment strategies; otherwise delete the last sentence of the risk.

Response: Investing in emerging markets securities is not expected to be a principal investment of the Fund; therefore, the sentence has been removed.

17. Comment: In the principal investment strategies section of the prospectus, please add specific disclosure describing the Fund’s use of high yield debt to achieve the Fund’s investment objective. If the Fund does not invest in high yield debt as a principal investment strategy, delete the related risk.

Response: Investing in high yield debt securities is not expected to be a principal investment of the Fund; therefore, all disclosure related to high yield debt securities has been removed.

18. Comment: In the second sentence of the High-Yield Debt Securities risk, please remove the words “predominantly” and “generally.”

Response: This disclosure has been removed. See the response to Comment #17 above.

19. Comment: In the Management risk, please add risk disclosure explaining that portfolio managers may make mistakes of judgment (incorrect assumptions or investment choices), employ ineffective policies or choose ineffective tools (models or asset allocation strategies).

Response: The disclosure has been updated as follows:

Management  The Fund is actively managed and could experience losses (realized and unrealized) if the investment manager’s judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of particular investments made for the Fund's portfolio prove to be incorrect.  The Fund could also experience losses if there are imperfections, errors or limitations in the models, tools and data used by the investment manager or if the investment manager’s techniques or investment decisions do not produce the desired results.  Additionally, legislative, regulatory, or tax developments may affect the investment techniques available to the investment manager and may adversely affect the ability of the Fund to achieve its investment goal.

20. Comment: In the Portfolio Turnover risk, the first three sentences describe strategies. Please relocate those sentences to the principal investment strategies section, if applicable, and review the remaining disclosure to consider whether more information about the risks of high portfolio turnover is warranted.

Response: Please see Comment #7 above. In addition, the Registrant has revised the Fund’s portfolio turnover risk to read as follows:

Portfolio Turnover Active and frequent trading will increase a shareholder's tax liability and the Fund’s transaction costs, which could detract from Fund performance.

21. Comment: In the “Performance” section, per the example language provided in Item 4(b)(2), add the preamble disclosure explaining what the performance disclosure will illustrate and how that information may be valuable to investors.

Response: The Registrant respectfully declines to revise the disclosure as indicated. The disclosure in the preamble of the Performance section reflects Staff comments given to new funds in the FT fund complex throughout the years and the Registrant does not believe any further information is necessary or required. Item 4(b)(2)(i) states that a fund must “[i]nclude the bar chart and table required by paragraphs (b)(2)(ii) and (iii) of this section. . .” and “[p]rovide a brief explanation of how the information illustrates the variability of the Fund’s returns . . .” The information required by paragraphs (b)(2)(ii) and (iii) of Item 4 are only required if a fund “has annual returns for at least one calendar year.” Because the Fund is new, it is not required to provide the information required by paragraphs (b)(2)(ii) and (iii) of Item 4 and, therefore, the Fund is not required to provide the explanations required by Item (b)(2)(i) that describe the information required by paragraphs (b)(2)(ii) and (iii). The Registrant believes that the disclosure currently included in the prospectus is sufficient until the Fund has performance information to disclose.

22. Comment: In the portfolio managers section, given that the Fund is new, please disclose the month and year for the length of service as portfolio managers of the Fund.

Response: The month and year for the length of service of the portfolio managers of the Fund will be included in the prospectus.

23. Comment: In the Item 9 derivative instruments risk disclosure, the disclosure discusses OTC risks and refers to certain kinds of swap agreements. If the Fund will invest in swaps as a principal investment strategy, or if the risk they create will be significant, please add disclosure specific to OTC swaps in the Fund’s principal investment strategies section. If not, please remove the references to OTC derivatives and swaps.

Response: Disclosure related to swaps and OTC derivatives will be removed from the prospectus.

24. Comment: With respect to the portfolio turnover rate risk disclosure in the Fund Details section of the prospectus, if the Fund’s strategy relies on high portfolio turnover, refer directly to this in the principal investment strategy narrative. Please also compare the strategy and risk narratives so that the disclosure and risks are consistent across the prospectus.

Response: Please see the responses to Comments #7 and #20 above.

25. Comment: With respect to the link provided to access portfolio holdings information, please provide a correct, accurate and live link to the webpage where the relevant portfolio holdings information is presented. This link should not link to the Franklin Templeton landing page or the home page for the category of related Franklin Templeton product groups.

Response: The Registrant respectfully declines this comment as Item 9(d) of Form N-1A does not require a direct or specific link to the portfolio holdings information of a fund. The

Registrant believes that a reasonable person would be able to navigate to the portfolio holdings of the Fund from the website link provided.

26. Comment: If you anticipate delaying the effective date of the Amendment for more than 18 days, please confirm that the fee waiver and expense reimbursement contracts will be in effect for a full year after the effective date of the prospectus.

Response: The Registrant confirms that if the effective date of the Amendment is further delayed, the fee waiver and expense reimbursement contracts will be changed to ensure they are in effect for a full year after the effective date of the prospectus

27. Comment: Under “Your Account – Choosing a Share Class – Investments of $500,000 or more,” the Fund states: “[t]he way we calculate the CDSC is the same for each class . . .” Class A is the only class in the prospectus with a CDSC. Please revise or explain.

Response: The sentence has been deleted.

28. Comment: Throughout the prospectus, please delete all references to Class Z shares as this Fund does not offer Class Z shares.

Response: The Registrant respectfully declines to revise the disclosure as indicated. The referenced disclosure is form disclosure used throughout the FT fund complex. The Registrant believes that this disclosure is helpful to shareholders in understanding how the FT fund complex’s policies for reinstatement, waiver and exchange privileges apply to various share classes.

29. Comment: In the SAI, under fundamental investment restriction no. 2, clarify that the exception “to the extent the Fund may be deemed to be an underwriter . . .” is determined according to the federal securities laws and regulations and identify them appropriately.

Response: The Registrant respectfully declines to make the revisions requested. This fundamental investment restriction is used throughout the FT fund complex and has been reviewed by the Staff without comment numerous times. The Registrant does not believe that the changes suggested would enhance the clarity of this restriction.

Please contact Amy Fitzsimmons at (215) 564-8711 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Navid Tofigh

Navid Tofigh

Secretary and Vice President

APPENDIX A

Prospectus – Cover Page:

Class A	Class R	Class R6	Advisor Class
—	—	FLDBX	—

Prospectus – Fees and Expenses of the Fund section:

Shareholder Fees

(fees paid directly from your investment)

	Class A	Class R	Class R6	Advisor Class
Maximum Sales Charge (Load) Imposed on Purchases (as percentage of offering price)	3.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as percentage of the lower of original purchase price or sale proceeds)	None[1]	None	None	None

[1] There is a 1% contingent deferred sales charge that applies to investments of $500,000 or more and purchases by certain retirement plans without an initial sales charge on shares sold within 18 months of purchase.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class R	Class R6	Advisor Class
Management fees[1]	0.30%	0.30%	0.30%	0.30%
Distribution and service (12b-1) fees	0.25%	0.50%	None	None
Other expenses[2]	0.09%	0.09%	0.09%	0.09%
Total annual Fund operating expenses	0.64%	0.89%	0.39%	0.39%
Fee waiver and/or expense reimbursement	(0.30)%	(0.30)%	(0.30)%	(0.30)%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	0.34%	0.59%	0.09%	0.09%

1 The investment manager has contractually agreed to waive its fee so that the management fee for the Fund does not exceed 0.00%. The investment manager has also contractually agreed to reduce its fees to reflect reduced services resulting from the Fund’s investments in Franklin Templeton affiliated funds. In addition, the transfer agent has contractually agreed to limit its fees on Class R6 shares of the Fund so that transfer agency fees for that class do not exceed 0.03%. These arrangements are expected to continue until August 31, 2024. During the terms, the fee waiver and expense reimbursement agreements may not be terminated or amended without approval of the board of trustees except to add series or classes, to reflect the extension of termination dates or to lower the waiver and expense limitation (which would result in lower fees for shareholders).

2 Other expenses are estimated based on the expenses the Fund expects to incur for the current fiscal year and include 0.02% of non-recurring costs related to commencement of the fund’s operations. Actual expenses may differ from estimates.

Prospectus – Example section:

	1 Year	3 Years
Class A	$409	$544
Class R	$60	$254
Class R6	$9	$95
Advisor Class	$9	$95

Prospectus – Management section:

The Fund pays an investment management fee at an annual rate of 0.30% of the average daily net assets of the Fund.

The investment manager has agreed to waive its fee so that the management fee for the Fund does not exceed 0.00%. The investment manager has also agreed to reduce its fees to reflect reduced services resulting from the Fund’s investments in Franklin Templeton affiliated funds. In addition, the transfer agent has agreed to limit its fees on Class R6 shares of the Fund so that transfer agency fees for that class do not exceed 0.03%. These arrangements are expected to continue until August 31, 2024. During the terms, the fee waiver and expense reimbursement agreements may not be terminated or amended without approval of the board of trustees except to add series or classes, to reflect the extension of termination

Prospectus – Distribution and Service (12b-1) Fees section:

Class A and Class R have a distribution plan, sometimes known as a Rule 12b-1 plan, that allows the Fund to pay distribution fees of up to 0.25% and 0.50% per year to those who sell and distribute Class A and Class R shares, respectively, and provide other services to shareholders. Because these fees are paid out of Class A and Class R's assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

SAI – Officers and Trustees section:

Name	Total Fees Received from the Trust ($)[1]	Total Fees Received from Franklin Templeton ($)[2]	Number of Boards in Franklin Templeton on which Each Serves[3]
Harris J. Ashton	None	639,202	35
Terrence J. Checki	None	441,000	35
Mary C. Choksi	None	683,756	35
Edith E. Holiday	None	773,126	35
J. Michael Luttig	None	702,126	35
Larry D. Thompson	None	683,126	35
Valerie M. Williams	None	407,466	27

1.	For the fiscal year ended October 31, 2022.
2.	For the calendar year ended December 31, 2022.
3.

We base the number of boards on the number of U.S. registered investment companies in Franklin Templeton. This number does not include the total number of series or portfolios within each investment company for which the board members are responsible.

*  *  *

The following tables provide the dollar range of equity securities beneficially owned by the board members of the Fund on December 31, 2022.

Independent Board Members

Name of Board Member	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Funds Overseen by the Board Member in the Franklin Templeton Fund Complex
Harris J. Ashton	None	Over $100,000
Terrence J. Checki	None	Over $100,000
Mary C. Choksi	None	Over $100,000
Edith E. Holiday	None	Over $100,000
J. Michael Luttig	None	Over $100,000
Larry D. Thompson	None	Over $100,000
Valerie M. Williams	None	$50,001 - $100,000

Interested Board Members

Name of Board Member	Dollar Range of Equity Securities	Aggregate Dollar Range of

	in the Fund	Equity Securities in All Funds Overseen by the Board Member in the Franklin Templeton Fund Complex
Gregory E. Johnson	None	Over $100,000
Rupert H. Johnson, Jr.	None	Over $100,000

*  *  *

During the fiscal year ended October 31, 2022, the Audit Committee met three times; the Nominating Committee did not meet.

SAI – Management and Other Services:

Management fees The Fund pays the investment manager a fee equal to an annual rate of 0.30% of the average daily net assets of the Fund.

*  *  *

Portfolio managers This section reflects information about the portfolio managers as of June 30, 2023.

The following table shows the number of other accounts managed by the portfolio managers and the total assets in the accounts managed within each category:

Name	Number of Other Registered Investment Companies Managed[1]	Assets of Other Registered Investment Companies Managed (x $1 million)[1]	Number of Other Pooled Investment Vehicles Managed[2]	Assets of Other Pooled Investment Vehicles Managed (x $1 million)[2]	Number of Other Accounts Managed[2]	Assets of Other Accounts Managed (x $1 million)[2]
Josh Lohmeier	0	N/A	2	35.9	14	5,828.2
Michael Cho	0	N/A	3	45.8	0	N/A
George Bailey	0	N/A	2	35.9	0	N/A

1. These figures represent registered investment companies other than the Fund.

2. The various pooled investment vehicles and accounts listed are managed by a team of investment professionals. Accordingly, the portfolio managers listed would not be solely responsible for managing such listed amounts.

*  *  *

Independent Registered Public Accounting Firm PricewaterhouseCoopers LLP, 405 Howard Street, Suite 600, San Francisco, CA 94105, is the Trust's independent registered public accounting firm. The independent registered public accounting firm audits the financial statements included in the Fund's Annual Report to shareholders.